7701 Independence Avenue
Kansas City, Missouri 64125

December 12, 2024
VIA EDGAR CORRESPONDENCE

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:    Tony Watson
    Adam Phippen

Re:	Custom Truck One Source, Inc.

Form 8-K filed October 30, 2024
Response dated August 16, 2024
File No. 001-38186

Dear Mr. Watson and Mr. Phippen:
This letter sets forth responses to the comment received by Custom Truck One Source, Inc. (the “Company,” “we” or “our”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated November 26, 2024, in respect to the above referenced filings. The Staff’s comments are set forth below in bold, followed by the Company’s responses. Capitalized terms used herein that are not otherwise defined have the meanings ascribed to them in the above referenced filings.
Form 8-K filed October 30, 2024
Exhibit 99.1, page 1.
1.We note your response to prior comment 2. The adjustments for Non-cash purchase accounting impact and Sales-type lease adjustment in your reconciliation of Adjusted EBITDA as a non-GAAP performance measure result in a misleading measure that does not comply with Rule 100(b) of Regulation G. As such, Adjusted EBITDA, as currently calculated, should no longer be presented as a non-GAAP performance measure in future filings and other disclosures.

Response
The Company respectfully advises the Staff that the adjustments for Non-cash purchase accounting impact and Sales-type lease adjustment in our reconciliation of Adjusted EBITDA as a non-GAAP performance measure do not result in a misleading measure, and the measure fully complies with Rule 100(b) of Regulation G.

Rule 100(b) prohibits disclosure of a non-GAAP financial measure that, “together with the information accompanying that measure and any other accompanying discussion of that measure”:

•“contains an untrue statement of a material fact”; or

•“omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.”1

The Company’s presentation of Adjusted EBITDA does neither of these things.

Securities and Exchange Commission
December 12, 2024

The Company provides a complete, consistent and accurate presentation of Adjusted EBITDA in the context of the most directly comparable GAAP financial measure, uses extensive disclosure that explains how the Company calculates Adjusted EBITDA and describes how Adjusted EBITDA differs from the corresponding GAAP financial results.

Rule 100(b) tracks the language of Rule 10b-5(b), which “accomplishes two things,” according to the United States Supreme Court:

•It prohibits “any untrue statement of a material fact”—i.e., false statements or lies.

•It also prohibits omitting a material fact necessary “to make the presentation of the non-GAAP financial measure . . . not misleading.” This “second prohibition bars only half-truths,” or “representations that state the truth only so far as it goes, while omitting critical qualifying information.”2

Earlier this year, the United States Supreme Court explained:

Logically and by its plain text, the Rule requires identifying affirmative assertions (i.e., “statements made”) before determining if other facts are needed to make those statements “not misleading.” . . . Disclosure is required under these provisions only when necessary ‘to make . . . statements made, in the light of the circumstances under which they were made, not misleading.’”3

That prohibition is consistent with the Commission’s example given in adopting Regulation G, describing false statements or half-truth disclosure that could potentially result from “presentation of non-GAAP financial measures that appear to have been calculated and presented in a manner consistent with prior presentations of that measure when, in fact, the method of calculating or presenting the measure has changed since prior periods.”4

The Company’s presentation of Adjusted EBITDA has been consistently defined and applied.

In addition, the adjustments used in the Company’s Adjusted EBITDA derive from pre-existing contractual covenants contained in the terms of the Company’s outstanding debt documents and as such, the Company’s presentation of Adjusted EBITDA is required liquidity disclosure.

Regulation S-K Item 303(b)(1) requires the Company to disclose its Adjusted EBITDA as it relates to contractual covenants in the Company’s outstanding debt.5 In that context, the Company’s Adjusted EBITDA is definitionally excluded from Regulation G, which provides in Rule 101(a)(3) that a “non-GAAP financial measure does not include financial measures required to be disclosed by . . . Commission rules.”6

As the Staff has acknowledged in C&DI 102.09, companies “may be required to disclose” Adjusted EBITDA “as calculated by the debt covenant as part of its MD&A” when “management believes that the credit agreement is a

1 17 C.F.R. § 244.100(b).
2 See Macquarie Infrastructure Corp. v. Moab Partners, L.P., 601 U.S. 257, 263 (2024) (explaining identical language in Rule 10b-5(b) on which Rule 100(b) is based) (citations omitted).
3 Id. (describing Rule 10b-5(b)’s identical language).
4 Conditions for Use of Non-GAAP Financial Measures, Securities Act Release No. 8176, Exchange Act Release No. 47226, n. 23 (Mar. 28, 2003).
5 See Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Securities Act Release No. 8350, Exchange Act Release No. 48960, 68 Fed. Reg. 75056, 75064 nn. 55-59 (Dec. 19, 2003) (noting that companies are “required to discuss the covenants” that are relevant to their financing capacity) (emphasis added).
6 17 C.F.R. § 244.101(a)(3).

Securities and Exchange Commission
December 12, 2024

material agreement, that the covenant is a material term of the credit agreement and that information about the covenant is material to an investor’s understanding.”7

Required disclosure constitutes neither “false statements or lies” nor “representations that state the truth only so far as it goes, while omitting critical qualifying information.”8 And required disclosure cannot provide the predicate for a violation of Rule 100(b) merely because management also considers Adjusted EBITDA to be a performance measure and presents it as such.

Finally, all of the Commission’s Rule 100(b) enforcement actions stand in stark contrast with the Company’s presentation of Adjusted EBITDA. Each and every one of the Commission’s Rule 100(b) enforcement actions has involved lies or half-truths—outright misrepresentations of fact—rather than fully disclosed and transparently explained adjustments.9 No enforcement action under Rule 100(b) has ever involved accurately presented and fairly disclosed metrics that the Staff disfavors simply because the metrics are inconsistent with GAAP. As we have previously stated at greater length, inconsistency with GAAP is a common feature of all non-GAAP financial measures.

For the foregoing reasons, and for all of the reasons provided in our prior correspondence with the Staff, the Company respectfully submits that its presentation of Adjusted EBITDA in its quarterly earnings releases as a performance measure is consistent in all respects with the requirements of Rule 100(b) of Regulation G.

7 SEC Compliance & Disclosure Interpretations, Non-GAAP Financial Measures, Question 102.09 (last updated Dec. 13, 2022), available at https://www.sec.gov/corpfin/non-gaap-financial-measures.htm.
8 See Macquarie, 601 U.S. at 258 (explaining identical language in Rule 10b-5(b) on which Rule 100(b) is based) (citations omitted).
9 See Newell Brands Inc., Securities Act Release No. 11251, Exchange Act Release No. 98629 (Sept. 29, 2023) (false statements about “core sales” where the CEO internally noted a “disappointing” and “massive miss” due to “lack of orders,” after which the company made undisclosed changes to its definition of “core sales” to create the false appearance of core sales growth, which the CEO then publicly described as “very strong” without explaining the change in the “core sales” definition); DXC Tech. Co., Securities Act Release No. 11166, Exchange Act Release No. 97140 (Mar. 14, 2023) (adjustments falsely described as “transaction, separation, and integration-related costs” while actually including costs unrelated to transactions, such as operating costs that were required whether or not a merger or acquisition occurred, overstating non-GAAP net income by $83 million); Koppers Holdings Inc., Securities Act Release No. 11129, Exchange Act Release No. 96193 (Nov. 1, 2022) (temporarily reducing “net debt” and “net leverage ratio” by delaying past due vendor payments while making public statements suggesting that debt reduction occurred from cash flow improvements); General Electric Co., Securities Act Release No. 10899, Exchange Act Release No. 90620 (Dec. 9, 2020) (misleading omission of extent to which “industrial cash flow” relied on changes in practice expanding intercompany factoring and pulling forward cash from future periods); BGC Partners, Inc., Securities Act Release No. 10867, Exchange Act Release No. 90050 (Sept. 30, 2020) (inflating post-tax distributable earnings by 30% by including the benefit of tax deductions without reducing the pre-tax amounts by the expenses that generated the deductions and by falsely describing post-tax distributable earnings as “pre-tax distributable earnings adjusted to assume that all pre-tax distributable earnings were taxed at the same effective rate”); Valeant Pharm. Int’l, Inc., Securities Act Release No. 10809, Exchange Act Release No. 89442 (July 31, 2020) (misleading disclosure of “same store organic growth,” which actually included undisclosed price appreciation credits from distribution agreements unrelated to organic growth); Brixmor Prop. Grp. Inc., Exchange Act Release No. 86538 (Aug. 1, 2019) (false disclosure of same property net operating income growth rate, touting “consistent and predictable organic growth” when actual growth was in fact volatile and frequently fell above or below published guidance); SafeNet, Inc., Litigation Release No. 21290 (Nov. 12, 2009) (manipulating integration costs to meet non-GAAP earnings guidance and falsely claiming that non-GAAP earnings excluded certain non-recurring expenses while actually excluding a significant amount of recurring, operating expenses, including treating 66% of total internal controls costs as “integration expense” because an acquisition had increased SafeNet’s size by 66%); see also Trump Hotels & Casino Resorts, Inc., Exchange Act Release No. 45287 (Jan. 16, 2002) (causing earnings to exceed analyst expectations by publicly disclosing the exclusion of a one-time charge of $81.4 million for discontinued operations while omitting the fact that the results were chiefly due to a one-time $17.2 million gain).

Securities and Exchange Commission
December 12, 2024

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If you would like to discuss any of these items further or need additional information, please feel free to call me at (816) 627-2626.

Sincerely,

/s/ Christopher Eperjesy
Christopher Eperjesy Chief Financial Officer